Exhibit 99.2

Boqii Holding Limited Announces Closing of $4.2 Million Registered Direct Offering

SHANGHAI, November 4, 2025 /PRNewswire/ -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE American: BQ), a leading pet-focused platform in China, announced today the closing of a registered direct offering (the “Offering”) of approximately $4.2 million.

Under the terms of the securities purchase agreement in connection with the Offering, the Company agreed to sell an aggregate of 1,500,000 Class A ordinary shares, par value $0.16 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $2.80 per share. The purchase price for the pre-funded warrants is identical to the purchase price for the Shares, less the exercise price of $0.16 per share.

The aggregate gross proceeds of this Offering to the Company were approximately $4.2 million.

Univest Securities, LLC acted as the sole placement agent for the Offering.

The Offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-267919) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on November 23, 2022. A prospectus supplement and accompanying prospectus describing the terms of the Offering were filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. Boqii is the leading online destination for pet products and supplies in China with a broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. Boqii’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Its Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Forward-looking Statements

This release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give the Company’s current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the SEC. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For investor inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com